CONFORMED


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of March 2003                      Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----          ----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                      Natuzzi's Board of Directors Approves
               Fourth-Quarter and Full Year 2002 Financial Results


     SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--March 24, 2003--Natuzzi S.p.A. (NYSE:NTZ)--

                   Annual unit volume growth of 5.3%
              Earnings per share increased 21.7% in 2002
                  Board of Directors proposes annual
            dividend at EUR 0.33 per ADR or Ordinary Share


    The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the financial results for the fourth quarter and fiscal year ended
December 31, 2002 and proposes annual dividend at EUR 0.33 per ADR or ordinary share.

    NET SALES

    Natuzzi's fourth-quarter 2002 net sales were EUR 202.6 million or $ 202.7 million, up 2.6 percent from EUR 197.4 or $ 176.7 in the prior year's quarter. In the same periods, seats sold increased 5.4%. For the twelve month period net sales rose 2.4 percent over 2001 to EUR
805.1 million or $ 761.5 million while seats sold increased 5.3%.
    In the fourth-quarter 2002, net upholstery sales increased 1.4 percent compared to the prior year's quarter to EUR 183.3 million, or $ 183.4 million, while other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) increased 15.6 percent to EUR 19.3 million or $ 19.3 million.
    Fourth-quarter net upholstery sales in the Americas decreased 6.3 percent to EUR 85.0 million, or $ 85.0 million, as consequence of a higher conversion rate. In Europe, upholstery sales increased 9.9 percent to EUR 89.1, or $ 89.1 million mainly due to the opening of new Divani & Divani by Natuzzi and Natuzzi stores. In the Rest of the World upholstery sales increased 3.4 percent over fourth-quarter 2002 to EUR 9.2 million, or $ 9.2 million.
    Total net sales to Divani & Divani by Natuzzi and Natuzzi stores increased 34.7 percent in the fourth-quarter to EUR 29.9 million, or $
29.9 million. During the quarter, a total of 17 new stores were opened in Italy, Australia, France, Switzerland, Spain, Malta, Hungary and Bosnia. As of December 31, 2002, the total number of Divani & Divani by Natuzzi and Natuzzi stores was 125 in Italy and 69 outside Italy, respectively.
    Leather-upholstered furniture sales in fourth-quarter 2002 were EUR 154.0 million, or $ 154.0 million, essentially unchanged versus the fourth-quarter 2001, while fabric-upholstered sales, which accounted for 16.0 percent of upholstery sales on a quarter basis, rose 13.6 percent over last year's quarter to EUR 29.3 million, or $
29.3 million.
    Fourth-quarter 2002 net sales of Natuzzi-branded furniture were EUR 149.9 million, or $ 149.9 million, down 5.5 percent versus last year's quarter of EUR 158.7 million, or $ 142.1 million. During the same period, net sales of Italsofa furniture were EUR 33.4 million, or $ 33.4 million, up 51.8 percent compared to the EUR 22.0 million, or $
19.7 million, in fourth-quarter 2001.

    NET INCOME & EARNINGS PER SHARE

    Net Income for the fourth-quarter decreased 1.1 percent from last year's quarter to EUR 18.4 million, or $ 18.4 million, while earnings per share (ADR) was EUR 0.3364, or $ 0.3365. For the twelve-months ended December 31, 2002, net income increased 20.9 percent to EUR 91.4 million, or $ 86.5 million, while earnings per share (ADR) increased
21.7 percent to EUR 1.6715, or $ 1.5811, from EUR 1.3738, or $ 1.2298, in the prior year's comparable period.
    The fourth-quarter and full-year results for both 2002 and 2001 include adjustments in allowances for unrealized gains or losses on forward exchange contracts that do not hedge on- or off-balance sheet items. The fourth-quarter 2002 included an unfavorable after-tax adjustment of EUR 0.8 million, while the fourth-quarter 2001 included an unfavorable after-tax adjustment of EUR 1.5 million. Excluding the adjustments in both periods, net income for fourth-quarter 2002 would have been EUR 0.3512 per ADR, or 5.1 percent lower than the EUR 0.3702 in fourth-quarter 2001. In US dollar terms, net income per ADR, excluding the same allowances, would have been $ 0.3513 in fourth-quarter 2002 and $ 0.3380 in the same period last year. The twelve-month period of 2002 included a favorable after-tax adjustment of EUR 1.9 million. In the same period of 2001, the adjustment was an unfavorable EUR 1.9 million. Excluding these adjustments, earnings per ADR would have been EUR 1.6322, or $ 1.5332, and EUR 1.4002, or $ 1.2632, in 2002 and 2001, respectively.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, said, "The slight decrease in our net income in the fourth quarter compared to last year was primarily due to an increase in selling expenses, especially advertising, and a higher tax rate. However, for the full year 2002, net income substantially increased as a consequence of lower raw material costs and foreign exchange gains. For the first half of the year, we exceeded expectations but saw slowing in the second half while we continued to meet expectations."

    GROSS PROFIT & OPERATING INCOME

    Gross profit in fourth-quarter 2002 increased 7.5 percent to EUR
72.8 million, or $ 72.8 million, compared to last year's quarter. Over the same period, Natuzzi's gross profit margin increased to 35.9 percent from 34.3 percent, primarily due to lower leather price.
    Fourth-quarter 2002 operating income was stable to EUR 19.9 million while the operating margin for each year's comparable quarter were 9.8 percent and 10.1 percent, respectively.

    CASH FLOW

    Net cash flow from operations for the full year 2002 was EUR 101.1 million, or $ 95.6 million, up 22.7 percent from the EUR 77.9 million, or $ 69.7 million, generated in the last year. On a per ADR basis, net operating cash flow was EUR 1.85, or $ 1.75, an increase of 30.3 percent compared to last year's comparable period.

    FOREX & TAXES

    In the fourth quarter 2002, Natuzzi had a net foreign exchange gain of EUR 0.3 million, or $ 0.3 million, versus EUR nil reported in fourth quarter 2001.
    Income taxes for fourth-quarter 2002 were EUR 5.4 million, or $
5.4 million, representing an effective tax rate of 22.7 percent versus a 16.3 percent rate in the prior year's period.

    OUTLOOK

    Concluded Mr. Natuzzi: "The difficult worldwide economic conditions, the uncertainty related to the current conflict in Middle East and the growing competition of the low-cost labor countries in the low- end of the upholstery market, are weighing on the furniture industry and the performance of our company. Orders are down single-digit compared to the extraordinary performance of the same period of last year, and the market visibility is limited to the short term.
    We remain focused on strengthening the Natuzzi brand through dedicated advertising campaigns and the opening of approximately 150 galleries and 40 Natuzzi and Divani & Divani by Natuzzi stores during 2003 In Addition we are continuing our support of Italsofa, our promotional line, which is gaining a rapid success in the low-end upholstery market".

    ANNUAL DIVIDEND

    The Directors will propose an annual dividend of EUR 0.33 per ADR or Ordinary Share at the General Shareholders' Meeting to be held on April 30, 2003 (on first call) and if necessary on May 1, 2003 (on second call).

    CONVERSION RATES

    The fourth-quarter 2002 and 2001 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.0003 per EUR and $ 0.8951 per EUR, respectively. The 2002 and 2001 full-year figures were converted at an average noon buying rate of $
0.9459 per EUR and $ 0.8952 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 126 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 70 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.
    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

                            NATUZZI S.p.A.
                   FOURTH-QUARTER AND FULL YEAR 2002
                   FINANCIAL RESULTS TELECONFERENCE

      Senior management will review fourth-quarter 2002 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Giuseppe Desantis
                      Vice Chairman of the Board

                            Enrico Giovene
                       Worldwide Sales Director

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                        Tuesday, March 25, 2003
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

             A webcast of this event will be available at:
                            www.natuzzi.com


                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the full year ended December 31, 2002 and 2001 on the basis of
                             Italian GAAP
         (expressed in millions of EUR except per share data)


                               December, 31  % December, 31  %     %
                              ------------     ------------
                               2002       Sales    2001   Sales Change

             Upholstery net sales     734.7           714.0       2.9%
                      Other sales      70.4            72.1      -2.4%
Net Sales                             805.1  100%     786.1  100% 2.4%

                        Purchases    (338.5)         (366.4)     -7.6%
                           Labor     (106.9)          (98.1)      9.0%
        Third-party Manufacturers     (38.6)          (44.7)    -13.6%
              Manufacturing Costs     (29.6)          (25.2)     17.5%
                 Inventories, net      (3.8)           14.3    -126.6%
Cost of Sales                        (517.4)         (520.1)     -0.5%

Gross Profit                          287.7 35.7%     266.0 33.8% 8.2%

                Selling Expenses     (145.4)         (134.8)      7.9%

      General and Administrative
                        Expenses      (40.5)          (33.5)     20.9%

Operating Income                      101.8 12.6%      97.7 12.4% 4.2%

             Interest Income, net       1.6             2.4
            Foreign Exchange, net       9.3            (6.2)
                Other Income, net       3.8             3.6

Earnings before taxes and
minority interest                     116.5            97.5      19.5%
                    Income taxes      (25.0)          (21.9)     14.2%

Earnings before minority interest      91.5            75.6      21.0%

               Minority Interest       (0.1)            0.0

Net Earnings                           91.4 11.4%      75.6 9.6% 20.9%
                                      ======         =======

              Earnings per Share     1.6715          1.3738      21.7%
                                    ===========     ===========

Average Number of Shares
Outstandings(*)                   54,681,628      55,028,446

 (*) Net of shares repurchased                    1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                                            December, 31  December, 31
                                                2002          2001
                                            --------------------------
Net Sales                                         761.5         703.7
Gross Profit                                      272.1         238.1
Operating Profit                                   96.3          87.5
Net Earnings                                       86.5          67.7

Earnings per Share in U.S. dollars               1.5811        1.2298
Average exchange rate (U.S. dollar per Euro)     0.9459        0.8952


                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the fourth-quarter ended December 31, 2002 and 2001 on the basis of Italian GAAP
         (expressed in millions of EUR except per share data)


                           4th Quarter  %  4th Quarter     %       %
                           -----------     -----------
                                2002  Sales     2001     Sales  Change
        Upholstery net sales    183.3           180.7             1.4%
                 Other sales     19.3            16.7            15.6%
Net Sales                       202.6  100%     197.4     100%    2.6%

                   Purchases    (77.8)          (78.6)           -1.0%
                       Labor    (25.2)          (25.9)           -2.7%
                 Third-party
               Manufacturers     (9.6)          (10.3)           -6.8%
         Manufacturing Costs     (7.6)           (7.4)            2.7%
            Inventories, net     (9.6)           (7.5)           28.0%
Cost of Sales                  (129.8)         (129.7)            0.1%

Gross Profit                     72.8 35.9%      67.7    34.3%    7.5%

            Selling Expenses    (40.4)          (36.7)           10.1%

  General and Administrative
                    Expenses    (12.5)          (11.1)           12.6%

Operating Income                 19.9  9.8%      19.9    10.1%    0.0%

        Interest Income, net      0.7             0.4
       Foreign Exchange, net      0.3             0.0
           Other Income, net      2.9             1.8

Earnings before taxes and
 minority interest               23.8            22.1             7.7%


                Income taxes     (5.4)           (3.6)           50.0%

Earnings before minority
 interest                        18.4            18.5            -0.5%

           Minority Interest      0.0             0.1

Net Earnings                     18.4  9.1%      18.6     9.4%   -1.1%
                            =========       ===========

          Earnings per Share   0.3364          0.3402            -1.1%
                            ===========     ===========

Average Number of Shares
Outstandings(*)             54,681,628      54,681,628

(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)


                                            4th Quarter  4th Quarter
                                                2002         2001
                                            --------------------------
Net Sales                                         202.7         176.7
Gross Profit                                       72.8          60.6
Operating Profit                                   19.9          17.8
Net Earnings                                       18.4          16.6

Earnings per Share in U.S. dollars               0.3365        0.3045
Average exchange rate (U.S. dollar per Euro)     1.0003        0.8951


                         GEOGRAPHIC BREAKDOWN

                    Sales                  Seat Units
          (Expressed in millions of EUR)

               December, 31 December, 31 % December, 31 December, 31 %
                  ----------------------------------------------------
                       2002     2001 Change     2002      2001 Change
                  ----------------------------------------------------
Americas              366.4    356.4  2.8% 1,572,879 1,376,818   14.2%
        % of total     49.9%    49.9%           52.0%     47.9%
Europe                326.5    317.9  2.7% 1,278,296 1,323,736   -3.4%
        % of total     44.4%    44.5%           42.2%     46.0%
Rest of world          41.8     39.7  5.3%   176,483   175,704    0.4%
        % of total      5.7%     5.6%            5.8%      6.1%
TOTAL                 734.7    714.0  2.9% 3,027,658 2,876,258    5.3%
----------------------------------------------------------------------

                         BREAKDOWN BY COVERING

                            Sales                  Seat Units
              (Expressed in millions of EUR)

               December, 31 December, 31 % December, 31 December, 31 %
                    --------------------------------------------------
                        2002     2001 Change     2002      2001 Change
                    --------------------------------------------------
Leather                623.7   624.4  -0.1% 2,433,509 2,410,630   0.9%
          % of total    84.9%   87.5%            80.4%     83.8%
Fabric                 111.0    89.6  23.9%   594,149   465,628  27.6%
          % of total    15.1%   12.5%            19.6%     16.2%
TOTAL                  734.7   714.0   2.9% 3,027,658 2,876,258   5.3%
----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

                            Sales                  Seat Units
              (Expressed in millions of EUR)

               December, 31 December, 31 % December, 31 December, 31 %
                 -----------------------------------------------------
                      2002     2001 Change       2002      2001 Change
                 -----------------------------------------------------
Natuzzi              609.4    657.0   -7.2% 2,313,186 2,569,744 -10.0%
       % of total     82.9%    92.0%             76.4%     89.3%
Italsofa             125.3     57.0  119.8%   714,472   306,514 133.1%
       % of total     17.1%     8.0%             23.6%     10.7%
TOTAL                734.7    714.0    2.9% 3,027,658 2,876,258   5.3%
----------------------------------------------------------------------

                         GEOGRAPHIC BREAKDOWN

                           Sales                   Seat Units
               (Expressed in millions of EUR)

                   4th Quarter 4th Quarter % 4th Quarter 4th Quarter %
                 -----------------------------------------------------
                       2002       2001 Change      2002    2001 Change
                 -----------------------------------------------------
Americas               85.0      90.7   -6.3%  396,425  373,981   6.0%
       % of total      46.4%     50.2%            50.3%    50.0%
Europe                 89.1      81.1    9.9%  352,006  336,061   4.7%
       % of total      48.6%     44.9%            44.6%    44.9%
Rest of world           9.2       8.9    3.4%   40,357   38,106   5.9%
       % of total       5.0%      4.9%             5.1%     5.1%
TOTAL                 183.3     180.7    1.4%  788,788  748,148   5.4%
----------------------------------------------------------------------


                         BREAKDOWN BY COVERING

                         Sales                   Seat Units
               (Expressed in millions of EUR)

                  4th Quarter 4th Quarter % 4th Quarter 4th Quarter %
                 -----------------------------------------------------
                       2002       2001 Change    2002      2001 Change
                 -----------------------------------------------------
Leather               154.0      154.9  -0.6% 624,404   611,138   2.2%
       % of total      84.0%      85.7%          79.2%     81.7%
Fabric                 29.3       25.8  13.6% 164,384   137,010  20.0%
       % of total      16.0%      14.3%          20.8%     18.3%
TOTAL                 183.3      180.7   1.4% 788,788   748,148   5.4%
----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

                         Sales                   Seat Units
               (Expressed in millions of EUR)

                   4th Quarter 4th Quarter % 4th Quarter 4th Quarter %
                 -----------------------------------------------------
                     2002     2001 Change     2002     2001    Change
                 -----------------------------------------------------
Natuzzi             149.9    158.7  -5.5%  584,817    627,306   -6.8%
       % of total    81.8%    87.8%           74.1%      83.8%
Italsofa             33.4     22.0  51.8%  203,971    120,842   68.8%
       % of total    18.2%    12.2%           25.9%      16.2%
TOTAL               183.3    180.7   1.4%  788,788    748,148    5.4%
----------------------------------------------------------------------


                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
             as of December 31, 2002 and December 31, 2001
                    (Expressed in millions of EUR)


ASSETS                                      December 31,  December 31,
                                                ----------    --------
                                                     2002        2001
                                                ----------    --------
Current Assets:
Cash and cash equivalents                            96.7       208.3
Marketable debt securities                              0           0
Trade receivables, net                              158.4       138.2
Other receivables                                    58.3        54.6
Inventories                                          84.1        87.9
Unrealized foreign exchange gain                      2.0           0
Prepaid expenses and accrued income                   1.3         0.9
Deferred income taxes                                 1.8         2.0

Total current assets                                402.6       491.9
                                                  ---------  ---------
Non-Current Assets:
Net property, plant and equipment                   228.9       183.1
Treasury shares                                      37.8        37.8
Other assets                                          5.1         4.0
Deferred income taxes                                 0.1           0
                                                 ---------  ---------
Total Assets                                        674.5       716.8
                                                ==========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                 0.2       134.5
Current portion of long-term debt                     1.4         1.0
Accounts payable-trade                               87.5        82.3
Accounts payable-shareholders for dividends           0.0         0.0
Accounts payable-other                               15.7        14.6

Allowance for unrealized foreign exchange losses      0.0         0.9
Income taxes                                          9.2         5.6
Salaries, wages and related liabilities              14.7        13.6

Total current liabilities                           128.7       252.5
                                                  ---------  ---------
Long-Term Liabilities:
Employees' termination indemnity                     25.6        22.2
Long-term debt                                        3.6         3.3
Deferred income taxes                                 0.4         0.1
Accrued expenses and deferred income                 14.2         4.0
Other liabilities                                     5.7         4.7
Minority Interest                                     0.5         1.5

Shareholders' Equity:
Share capital                                        57.5        57.5
Reserves                                             73.1        70.4
Additional paid-in capital                            8.3         8.3
Retained earnings                                   356.9       292.3
Total shareholders' equity                          495.8       428.5
                                                  ---------  ---------
Total Liabilities and Shareholders' Equity          674.5       716.8
                                                ==========    ========

                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                   as of December 31, 2002 and 2001
                    (Expressed in millions of EUR)


                                             December, 31 December, 31
                                                     2002      2001
                                                   --------- ---------
Cash flows from operating activities:
 Net earnings                                          91.4      75.6

 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                        16.8      13.3
   Employees' termination indemnity                     3.3       2.4
   Deferred income taxes                                0.4      (0.3)
   Minority interest                                   (0.1)      0.0
   (Gain) loss on disposal of assets                    0.0       0.1
   Change in provision for unrealized foreign
    exchange (losses) / gain                           (2.9)      3.0

 Change in assets and liabilities:
  Receivables, net                                    (20.2)      2.0
  Inventories                                           3.8     (14.2)
  Prepaid expenses and accrued income                  (0.3)     (0.6)
  Other assets                                         (3.0)    (13.2)
  Accounts payable                                      5.3      (2.1)
  Income taxes                                          3.6       1.8
  Salaries, wages and related liabilities               1.1       2.4
  Other liabilities                                     1.9       7.7
                                                   --------- ---------

    Total adjustments                                   9.7       2.3
                                                   --------- ---------

    Net cash provided by operating activities         101.1      77.9
                                                   --------- ---------

Cash flows from investing activities:
 Property, plant and equipment:
  Additions                                           (71.6)    (69.9)
  Disposals                                             0.6       0.3
 Government grants received                            10.0       0.4
 Marketable debt securities:
  Purchases                                             0.0       0.0
  Proceeds from maturities                              0.0       0.0
  Proceeds from sales                                   0.0       0.0
 Purchase of business, net of cash acquired             0.0     (14.6)
 Purchase of minority interest                          0.0      (0.1)
                                                   --------- ---------

    Net cash used in investing activities             (61.0)    (83.9)
                                                   --------- ---------


Cash flows from financing activities:
 Long term debt:
   Proceeds                                             2.1       4.0
   Repayments                                          (1.4)     (0.3)
 Short-term borrowings                               (134.3)    131.8
 Exercise of stock options                              0.0       0.0
 Treasury shares                                        0.0       0.0
 Dividends paid                                       (15.7)    (15.9)
 Dividends paid to minority shareholders                0.0       0.0
                                                   --------- ---------

    Net cash used in financing activities            (149.3)    119.6
                                                   --------- ---------

  Effect of translation adjustments on cash            (2.4)      0.0
                                                   --------- ---------

  Increase (decrease) in cash and cash equivalents   (111.6)    113.6

  Cash and cash equivalents, beginning of the year    208.3      94.7
                                                   --------- ---------

  Cash and cash equivalents, end of the period         96.7     208.3
                                                   ========= =========



    CONTACT: Natuzzi S.p.A., Santeramo (BA)
             Investor Relations Dept., +39-080-8820-412
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
             or
             Corporate Press Office, +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

                                                                    CONFORMED


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NATUZZI S.p.A.
                                              (Registrant)


Date:  24th March 2003                        By: /s/ GIUSEPPE DESANTIS
                                                  -----------------------------
                                                      Giuseppe Desantis